Exhibit 21.1

Subsidiaries of the Arena Group Holdings, Inc.

Subsidiary	Place of Incorporation
The Arena Media Brands, LLC	Delaware
TheStreet, Inc.	Delaware
The Arena Platform, Inc.	Delaware
College Spun Media Incorporated	New Jersey
Athlon Holdings, Inc.	Tennessee
Athlon Sports Communications, Inc.	Tennessee